

October 19, 2010

Lawson M. Kerster
Chief Executive Officer
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

>   **Re: Go Green Directories, Inc.**
>   **Amendment 3 to Registration Statement on Form S-1**
>   **Filed October 19, 2010**
>   **File No. 333-168263**

Dear Mr. Kerster:

        We are in receipt of your amended registration statement. We have deferred review of your filing, however, pending resolution of the following comment.

General

1.   Please update the financial statements and related information throughout the prospectus. Refer to Item 8-08 of Regulation S-X.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address all other questions to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        Matthew Crispino
                                        Staff Attorney

cc: Via Facsimile: (305) 531-1274
        Jill Arlene Robbins, Esq.